NOTE 1. ORGANIZATION AND BASIS OF PRESENTATION

Prevail Capital LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides investment banking and private placement services for its clients, particularly clients with EB-5 projects. The Company is a single member limited liability company; the single member (the "Member") is Rapid USA EB-5 Capital LLC, a Florida limited liability company. The Company was organized under the laws of the State of Delaware on July 8, 2005. The Company has a perpetual existence and exists as a separate legal entity, unless dissolved in accordance with the provisions of the operating agreement and the laws of Delaware. To the fullest legal extent possible, the Member shall not have any liability for the losses, liabilities, or claims against the Company.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investment Banking and Consulting:
Fees are earned from advisory services including merger-and-acquisition advisory services, private placements of debt and equities, public offering planning services and financial restructuring advisory services. Investment banking management fees are generated primarily from monthly retainer payments and success fees which are paid in cash upon the successful completion of a transaction.

Revenue Recognition:
The Company prepares its financial statements on the accrual basis of accounting. Under this method of accounting, revenue is recognized when amounts are earned and the amount and timing of revenue can be reasonable estimated.

Income Taxes:

The Company does not record a provision for income taxes because the Member reports its share of the Company's income or loss on its income tax returns. The financial statements reflect the Company's transactions without adjustment, if any, required for income tax purposes. With few exceptions, the Company is no longer subject to tax examinations by taxing authorities for years before 2012.

Advertising:
The Company's policy is to expense advertising costs as the costs are incurred.

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At December 31, 2015, the Company had net capital of $33,585, which was $28,585 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.33 to 1.

NOTE 4 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 22, 2016, the date on which the financial statements were available to be issued. There were no other subsequent events that require adjustment or disclosure in the financial statements.